
MAXIM INTEGRATED PRODUCTS, INC.
1996 STOCK INCENTIVE PLAN

PERFORMANCE SHARE AGREEMENT


Maxim Integrated Products, Inc., a Delaware corporation (the "Company"), pursuant to its 1996 Stock Incentive Plan (the "Plan") has granted to Grantee named on the Notice of Grant of Performance Shares (the "Grant Notice"), which has been delivered to Grantee separately, an award of performance shares (the "Performance Shares"), subject to all of the terms and conditions in the Grant Notice, this Performance Share Agreement (the "Agreement"), any country-specific appendix for Grantee's country of residence (the "Appendix") and the Plan. Unless otherwise defined herein, capitalized terms shall have the meaning ascribed to such terms in the Plan.

NOW, THEREFORE, the Parties agree as follows:

1. <u>Company's Obligation to Pay</u>. Each Performance Share represents a value equal to the Fair Market Value of a Share on the date it becomes vested. Unless and until the Performance Shares will have vested in the manner set forth in Sections 2 and 3, Grantee will have no right to payment of any such Performance Shares. Prior to actual payment of any vested Performance Shares, such Performance Shares will represent an unsecured obligation of the Company, payable (if at all) only from the general assets of the Company.

2. <u>Vesting Schedule; Number of Performance Shares</u>. Subject to Section 3, the Performance Shares awarded by this Agreement will vest in Grantee according to the vesting schedule as set forth below, subject to Grantee's Continuous Status as an Employee, Director or Consultant through August 15, 2018. Vesting may be suspended during any unpaid leave of absence, unless continued vesting is required by Applicable Laws or unless continued vesting is approved by the Company in writing.

    (a) Specific vesting for the Performance Shares is as follows:

The number of Performance Shares to vest and be exercisable on August 15, 2018 at target is set forth in the Notice of Grant provided to you separately ("Target Shares"); however, the actual number of Performance Shares that shall vest is based upon the Company's stock price ("MXIM") relative to the performance of the SPDR S&P Semiconductor ETF ("XSD") using a 4-year measurement period as set forth in the following formula:

<u>Formula for # of Performance Shares to vest</u>:
Number of Performance Shares to Vest = Target Shares x (1 + Scale x ($MXIM_{Yr4}/MXIM_{Yr0}$ - XSD_{Yr4}/XSD_{Yr0}))

        <u>Formula Legend</u>:
- Measurement of the Company's stock price relative to the performance to the XSD
- Average stock price from July 1, 2013-June 30, 2014 vs. July 1, 2017-June 30, 2018
- yr0 = Fiscal Year of the Company ("FY") for FY2014, yr4=FY2018
- Scale = 2X
- Maximum number of actual Shares to be issued = 2x(Target Shares)

    (b) Vesting upon a Change in Control of the Company. In the event of a Change in Control (as defined in the Company's Change in Control Employee Severance Plan (the "CIC Plan") before August 15, 2018, the Performance Shares shall vest as follows:

- Performance shall be measured using the formula set forth in subsection (a) above on the closing date of the Change in Control ("CIC") with **$MXIM_{Yr4}$ to equal the acquisition price and XSD_{Yr4} to equal the average price during the twelve (12) months leading to the CIC**; provided, however, the number of Performance Shares that would otherwise vest shall be pro-rated based upon the amount of time that has elapsed during the 4-year measurement period (e.g., if CIC occurs 50% of the way through the measurement period, then 50% of the Performance Shares earned will vest at the closing of the CIC and 50% will vest based upon time and service per the provisions below).
- The remaining Shares shall vest quarterly pursuant to the Company's master vesting schedule (Feb. 15, May 15, August 15, November 15) for remainder of the performance period.
- The vesting of Performance Shares shall be accelerated upon a termination of employment following a CIC for which severance benefits are payable in accordance with and to the extent provided for in the CIC Plan.

3. <u>Forfeiture upon Termination of Continuous Status as an Employee, Director or Consultant</u>. Notwithstanding any contrary provision of this Agreement but subject to Section 2(b) above, if Grantee's Continuous Status as an Employee, Director or Consultant ceases for any or no reason, the then-unvested Performance Shares awarded by this Agreement will thereupon be forfeited at no cost to the Company and Grantee will have no further rights thereunder, as further described in Section 7(k) below.

4. <u>Payment after Vesting</u>. Any Performance Shares that vest in accordance with Section 2 will be paid to Grantee (or in the event of Grantee's death, to his or her legal heirs) in whole Shares, subject to Grantee satisfying any applicable Tax-Related Items as set forth in Section 6, but in no event later than March 15 of the calendar year immediately following the calendar year in which the Performance Shares vest.

5. <u>Payments after Death</u>. Any distribution or delivery to be made to Grantee under this Agreement will, if Grantee is then deceased, be made to Grantee's legal heirs. Any such transferee must furnish the Company with (a) written notice of his or her status as legal heir, and (b) evidence satisfactory to the Company to establish the validity of the transfer and compliance with any laws or regulations pertaining to said transfer.

6. <u>Withholding of Taxes</u>. Regardless of any action the Company and/or the Subsidiary or affiliate employing Grantee (the "Employer") take with respect to any or all income tax (including federal, state, and/or local taxes), social insurance, fringe benefit tax, payroll tax, payment on account or other tax-related withholding ("Tax-Related Items"), Grantee acknowledges that the ultimate liability for all Tax-Related Items legally due by Grantee is and remains Grantee's responsibility and that the Company and/or the Employer (i) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Performance Shares, including the grant of the Performance Shares, the vesting of Performance Shares, the payment of the Performance Shares in Shares or in cash, the subsequent sale of any Shares acquired at vesting and the receipt of any dividends; and (ii) do not commit to structure the terms of the grant or any aspect of the Performance Shares to reduce or eliminate the Grantee's liability for Tax-Related Items. Further, if Grantee is subject to Tax-Related Items in more than one jurisdiction, Grantee acknowledges that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

Notwithstanding any contrary provision of this Agreement, no payment pursuant to the Performance Shares will be made to Grantee, unless and until satisfactory arrangements (as determined by the Administrator) will have been made by Grantee with respect to the payment of all Tax-Related Items which the Company determines must be withheld with respect to such Shares so issuable. The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit Grantee to satisfy-Tax-Related Items, in whole or in part by one or more of the following (without limitation): (a) paying cash, (b) withholding from the Grantee's wages or other cash compensation paid to Grantee by the Company and/or the Employer, (c) have the Company withhold otherwise deliverable Shares, or (d) selling a sufficient number of such Shares otherwise deliverable to Grantee (on Grantee's behalf and at his or her direction pursuant to this authorization) through such means as the Company may determine in its sole discretion (whether through a broker or otherwise).

Depending on the withholding method, the Company may withhold or account for Tax-Related Items by considering applicable minimum statutory withholding rates or other applicable withholding rates, including maximum applicable rates, in which case Grantee will receive a refund of any over-withheld amount in cash and will have no entitlement to the Share equivalent. If the obligation for Tax-Related Items is satisfied by withholding in Shares, Grantee is deemed to have been issued the full number of Shares subject to the vested Performance Shares, notwithstanding that a number of the Shares are held back solely for the purpose of paying the Tax-Related Items due as a result of any aspect of the Performance Shares.

If Grantee fails to make satisfactory arrangements for the payment of any Tax-Related Items hereunder at the time any applicable Shares otherwise are scheduled to vest pursuant to Section 2, Grantee will permanently forfeit such Shares and the Shares will be returned to the Company at no cost to the Company.

7.   Acknowledgment of Nature of Plan and Performance Shares. In accepting the Award, Grantee acknowledges that:

(a)   the Plan is established voluntarily by the Company, it is discretionary in nature and may be modified, amended, suspended or terminated by the Company at any time, unless otherwise provided in the Plan;

(b)   the Award of Performance Shares is voluntary and occasional and does not create any contractual or other right to receive future Awards of Performance Shares, or benefits in lieu of Performance Shares even if Performance Shares have been awarded in the past;

(c)   all decisions with respect to future Performance Shares, if any, will be at the sole discretion of the Company;

(d)   Grantee's participation in the Plan is voluntary;

(e)   Performance Shares and the Shares subject to the Performance Shares are an extraordinary item that does not constitute compensation of any kind for services of any kind rendered to the Company or to the Employer, and which is outside the scope of Grantee's employment contract, if any;

(f)   Performance Shares and the Shares subject to the Performance Shares are not part of normal or expected compensation or salary for purposes of, including, but not limited to, calculating any severance, resignation, termination, redundancy, end of service payments, bonuses, long-service awards, variable compensation, pension, retirement or welfare benefits or similar payments;

(g)   this Agreement, the transactions contemplated hereunder and the vesting schedule set forth herein do not constitute an express or implied promise of Grantee's Continuous Status as an Employee, Director or Consultant for the vesting period, for any period, or at all, and will not interfere with Grantee's right or the right of the Company or the Employer to terminate Grantee's Continuous Status as an Employee, Director or Consultant at any time;

(h)   in the event that Grantee is not an Employee, Director or Consultant of the Company, the Performance Shares and Grantee's participation in the Plan shall not be interpreted to form an employment contract or relationship with the Company; and furthermore, the Performance Shares and Grantee's participation in the Plan will not be interpreted to form an employment contract with any Subsidiary or affiliate of the Company;

(i) the future value of the underlying Shares is unknown and cannot be predicted with certainty;

(j) in consideration of the Performance Shares, no claim or entitlement to compensation or damages arises from termination of the Performance Shares, and no claim or entitlement to compensation or damages shall arise from any diminution in value of the Performance Shares or Shares received upon vesting of Performance Shares resulting from termination of Grantee's Continuous Status as an Employee, Director or Consultant by the Company or the Employer (for any reason whatsoever, whether or not later found to be invalid or in breach of Applicable Laws or the terms of Grantee's employment or service agreement, if any) and Grantee irrevocably releases the Company, any Subsidiary and affiliate of the Company (including the Employer) from any such claim that may arise; if, notwithstanding the foregoing, any such claim is found by a court of competent jurisdiction to have arisen, then, by accepting this Agreement, Grantee shall be deemed irrevocably to have waived his or her entitlement to pursue such claim;

(k) in the event of termination of Grantee's Continuous Status as an Employee, Director or Consultant (regardless of the reason for such termination and whether or not later found to be invalid or in breach of Applicable Laws, or the terms of Grantee's employment or service agreement, if any), Grantee's right to vest in Performance Shares under the Plan, if any, will terminate effective as of the date that Grantee is no longer actively employed or actively rendering services and will not be extended by any notice period mandated under local law (*e.g.*, active employment or service would not include a period of "garden leave" or similar period pursuant to local law); the Administrator shall have the exclusive discretion to determine when Grantee is no longer actively employed or actively rendering services for purposes of the Performance Shares (including whether Grantee may still be considered to be providing active service while on a leave of absence);

(l) the Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding participation in the Plan;

(m) Grantee is hereby advised to consult with his or her personal tax, legal and financial advisors regarding participation in the Plan before taking any action related to the Plan; and

(n) the following provisions apply to Grantees resident outside the United States:

(i) Performance Shares and the Shares subject to the Performance Shares are not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculation of any severance, resignation, termination, redundancy, end of service payments, bonuses, long-service awards, variable compensation, pension, retirement or welfare benefits or similar payments; and

(ii) neither the Company, nor any other Subsidiary or affiliate of the Company (including the Employer) shall be liable for any foreign exchange rate fluctuation between Grantee's local currency and the United States Dollar that may affect the value of the Performance Shares or of any amounts due to Grantee pursuant to the settlement of the Performance Shares or the subsequent sale of any Shares acquired upon settlement.

8.   Rights as Stockholder. Neither Grantee nor any person claiming under or through Grantee will have any of the rights or privileges of a stockholder of the Company in respect of any Shares deliverable

hereunder unless and until certificates representing such Shares will have been issued, recorded on the records of the Company or its transfer agents or registrars, and delivered to Grantee.

9.   Notices. Any notice to be given to the Company under the terms of this Agreement will be addressed to the Company, in care of Stock Administration at Maxim Integrated Products, Inc., 14460 Maxim Drive, Dallas, TX 75244, with a copy to the Corporate Secretary at 160 Rio Robles Drive, San Jose, CA 95134 United States of America, or at such other address as the Company may hereafter designate in writing. Any notices provided for in this Agreement or the Plan shall be given in writing (including electronic mail) and shall be deemed effectively given upon receipt or, in the case of notices delivered by the Company to Grantee, five (5) days after deposit in the United States mail, postage prepaid, addressed to Grantee at the address specified above or at such other address as Grantee hereafter designate by written notice to the Company.

10.   Grant is Not Transferable. Except to the limited extent provided in Section 5, this grant and the rights and privileges conferred hereby will not be transferred, assigned, pledged or hypothecated in any way (whether by operation of law or otherwise) and will not be subject to sale under execution, attachment or similar process. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of this grant, or any right or privilege conferred hereby, or upon any attempted sale under any execution, attachment or similar process, this grant and the rights and privileges conferred hereby immediately will become null and void.

11.   Binding Agreement. Subject to the limitation on the transferability of this grant contained herein, this Agreement will be binding upon and inure to the benefit of the heirs, legatees, legal representatives, successors and assigns of the parties hereto.

12.   Additional Conditions to Issuance of Stock. If at any time the Company will determine, in its discretion, that the listing, registration or qualification of the Shares upon any securities exchange or under any U.S. state, U.S. federal, or local law, or the consent or approval of any governmental regulatory authority is necessary or desirable as a condition to the issuance of Shares to Grantee (or Grantee's estate), such issuance will not occur unless and until such listing, registration, qualification, consent or approval will have been effected or obtained free of any conditions not acceptable to the Company. The Company will make all reasonable efforts to meet the requirements of any such U.S. state, U.S. federal, or any local law or securities exchange and to obtain any such consent or approval of any such governmental authority.

13.   Plan Governs. This Agreement is subject to all terms and provisions of the Plan. In the event of a conflict between one or more provisions of this Agreement and one or more provisions of the Plan, the provisions of the Plan will govern.

14.   Administrator Authority. The Administrator will have the power to interpret the Plan and this Agreement and to adopt such rules for the administration, interpretation and application of the Plan as are consistent therewith and to interpret or revoke any such rules (including, but not limited to, the determination of whether or not any Performance Shares have vested). All actions taken and all interpretations and determinations made by the Administrator in good faith will be final and binding upon Grantee, the Company and all other interested persons. No member of the Administrator will be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or this Agreement.

15.   Electronic Delivery and Acceptance. The Company may, in its sole discretion, decide to deliver any documents related to Performance Shares awarded under the Plan or future Performance Shares that may be awarded under the Plan by electronic means or request Grantee's consent to participate in the Plan by electronic means. Grantee hereby consents to receive such documents by electronic delivery and

agrees to participate in the Plan through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

16. ***Data Privacy Notice and Consent.*** *Grantee hereby explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of Grantee's personal data as described in this Agreement and any other documents related to the Performance Shares by and among, as applicable, the Employer, the Company, its Subsidiaries and affiliates for the exclusive purpose of implementing, administering and managing Grantee's participation in the Plan.*

Grantee understands that the Company and the Employer may hold certain personal information about Grantee, including, but not limited to, Grantee's name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in the Company or its Subsidiaries and affiliates, details of all Performance Shares or any other entitlement to shares of stock awarded, canceled, vested, unvested or outstanding in Grantee's favor ("Data"), for the purpose of implementing, administering and managing the Plan. Grantee understands that Data may be transferred to any third parties assisting in the implementation, administration and management of the Plan, that these recipients may be located in Grantee's country, or elsewhere, and that the recipient's country (e.g., the United States) may have different data privacy laws and protections than Grantee's country. Grantee understands that Grantee may request a list with the names and addresses of any potential recipients of the Data by contacting Grantee's local human resources representative. Grantee authorizes the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the exclusive purpose of implementing, administering and managing Grantee's participation in the Plan, including any requisite transfer of such Data as may be required to a broker, escrow agent or other third party with whom the Shares received upon vesting of the Performance Shares may be deposited. Grantee understands that Data will be held only as long as is necessary to implement, administer and manage Grantee's participation in the Plan.

Grantee understands that Grantee may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing Grantee's local human resource representative. Further, Grantee understands that he or she is providing the consents herein on a purely voluntary basis. If Grantee does not consent, or if Grantee later seeks to revoke his or her consent, his or her Continuous Status as a Employee, Director or Consultant and career with the Employer will not be adversely affected; the only adverse consequence of refusing or withdrawing his or her consent is that the Company would not be able to grant the Performance Shares or other equity awards to Grantee, or administer or maintain such awards. Therefore, Grantee understands that refusal or withdrawal of consent may affect Grantee's ability to realize benefits under the Performance Shares or otherwise participate in the Plan. For more information on the consequences of Grantee's refusal to consent or withdrawal of consent, Grantee understands that Grantee may contact Grantee's local human resources representative.

17. <u>Section 409A</u>. Notwithstanding any other provision of the Plan and this Agreement, for Grantees who are U.S. taxpayers, it is intended that the vesting and the payments of Performance Shares shall qualify for exemption from the application of Section 409A of the Code, and any ambiguities herein will be interpreted to so comply. The Company reserves the right, to the extent the Company deems necessary or advisable in its sole discretion, to unilaterally amend or modify this Agreement as may be necessary to ensure that all vesting and/or payments provided under this Agreement are made in a manner that qualifies for exemption from or complies with Section 409A of the Code; provided, however, that the Company makes no representation that the vesting or payments of Performance Shares provided under this Agreement will be exempt from Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to the vesting and/or payment of Performance Shares provided under this Agreement.

18.   Captions. Captions provided herein are for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.

19.   Language. If Grantee has received this Agreement or any other document related to the Plan translated into a language other than English and if the translated version is different from the English version, the English version will control, unless otherwise prescribed by local law.

20.   Appendix. Notwithstanding any provisions in the Grant Notice or this Agreement, the Performance Shares shall be subject to any country-specific terms and conditions for Grantee's country attached hereto in the Appendix. Moreover, if Grantee relocates to one of the countries included therein, the country-specific terms and conditions for such country will apply to Grantee to the extent the Administrator determines that the application of such terms and conditions is necessary or advisable for legal or administrative reasons. The Appendix constitutes part of this Agreement.

21.   Imposition of Other Requirements.   The Company reserves the right to impose other requirements on Grantee's participation in the Plan, on the Performance Shares and on any Shares acquired under the Plan, to the extent the Company determines it is necessary or advisable for legal or administrative reasons, and to require Grantee to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

22.   Agreement Severable. In the event that any provision in this Agreement will be held invalid or unenforceable, such provision will be severable from, and such invalidity or unenforceability will not be construed to have any effect on, the remaining provisions of this Agreement.

23.   Insider Trading Restrictions/Market Abuse Laws. Grantee acknowledges that, depending on his or her country, Grantee may be subject to insider trading restrictions and/or market abuse laws, which may affect his or her ability to acquire or sell Shares or rights to Shares under the Plan during such times as Grantee is considered to have "inside information" regarding the Company (as defined by Applicable Laws in his or her country). Any restrictions under these laws or regulations are separate from and in addition to any restrictions that may be imposed under any applicable Company insider trading policy. Grantee acknowledges that it is his or her responsibility to comply with any applicable restrictions, and Grantee is advised to speak to his or her personal advisor on this matter.

24.   Waiver. Grantee acknowledges that a waiver by the Company of breach of any provision of this Agreement shall not operate or be construed as a waiver of any other provision of this Agreement, or of any subsequent breach by Grantee or any other grantee.

25.   Governing Law/Choice of Venue. This Agreement and the Award of Performance Shares granted hereunder shall be governed by, and construed in accordance with, the laws of the State of California, U.S.A., without giving effect to the conflict of law principles thereof. For purposes of litigating any dispute that arises directly or indirectly from the relationship of the parties evidenced by this Award of Performance Shares or this Agreement, the parties hereby submit to and consent to the jurisdiction of the State of California, U.S.A., and agree that such litigation shall be conducted only in the courts of Santa Clara County, California, U.S.A., or the federal courts for the United States for the Northern District of California, U.S.A., and no other courts, where this Award of Performance Shares is made and/or to be performed.

By electronically approving the Award of Performance Shares through the Morgan Stanley Smith Barney website, Grantee agrees to all of the terms and conditions described in this Agreement (including any Appendix) and in the Plan. If the Award of Performance Shares has not been expressly approved before the first vesting date, Grantee understands and acknowledges that he or

she will be deemed to have agreed to all of the terms and conditions in this Agreement (including any Appendix) and in the Plan.


APPENDIX

MAXIM INTEGRATED PRODUCTS, INC.
1996 STOCK INCENTIVE PLAN

PERFORMANCE SHARE AGREEMENT


Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Grant Notice, the Agreement or the Plan.

Terms and Conditions

This Appendix includes additional terms and conditions that govern the Award granted to Grantee if Grantee resides in one of the countries listed herein.

If Grantee is a citizen or resident of a country other than the one in which Grantee is currently working, is considered a resident of another country for local law purposes or transfers employment and/or residency between countries after the Grant Date, the Company shall, in its sole discretion, determine to what extent the additional terms and conditions included herein will apply to Grantee under these circumstances.

Notifications

This Appendix also includes information regarding exchange controls and certain other issues of which Grantee should be aware with respect to the Grantee's participation in the Plan. The information is based on the securities, exchange control and other laws in effect in the respective countries as of August 2014. Such laws are often complex and change frequently. As a result, the Company strongly recommends that Grantee not rely on the information noted herein as the only source of information relating to the consequences of the Grantee's participation in the Plan because the information may be out of date at the time the Grantee acquires Shares or sells Shares acquired under the Plan.

In addition, the information is general in nature and may not apply to the Grantee's particular situation, and the Company is not in a position to assure Grantee of any particular result. Accordingly, Grantee is advised to seek appropriate professional advice as to how the relevant laws in the Grantee's country may apply to the Grantee's situation.

If Grantee is a citizen or resident of a country other than the one in which Grantee is currently working, is considered a resident of another country for local law purposes or transfers employment and/or residency between countries after the Grant Date, the information contained herein may not be applicable in the same manner to Grantee.

CHINA

Terms and Conditions

Exchange Control Requirements
To facilitate compliance with any applicable laws or regulations in China, Grantee agrees and acknowledges that the Company (or a brokerage firm instructed by the Company) is entitled to immediately sell all Shares issued to Grantee at vesting (on behalf of Grantee and at the Grantee's direction pursuant to this authorization),

either at the time of vesting or when Grantee ceases employment with the Employer, the Company or a Subsidiary or affiliate. In this event, the proceeds of the sale of the Shares, less any Tax-Related Items and broker's fees or commissions, will be remitted to Grantee in accordance with applicable exchange control laws and regulations.

Grantee further understands and agrees that, if he or she is subject to exchange control laws in China (as determined by the Company in its sole discretion), Grantee will be required to immediately repatriate to China the sale proceeds realized from the sale of any Shares acquired under the Plan as well as any dividends paid on such Shares. Grantee understands that such repatriation of proceeds may need to be effected through a special exchange control account established by the Company or a Subsidiary or affiliate and Grantee hereby consents and agrees that the proceeds may be transferred to such special account prior to being delivered to Grantee. The proceeds may be paid to Grantee in U.S. dollars or in local currency at the Company's discretion. If the proceeds are paid in U.S. dollars, Grantee understands that he or she will be required to set up a U.S. dollar account in China so that the proceeds may be deposited into this account. Grantee understands and acknowledges that the Company may face delays in distributing the proceeds to Grantee due to exchange control requirements in China. As a result, Grantee understands and acknowledges that neither the Company nor the Employer can be held liable for any delay in delivering the proceeds to Grantee.

If the proceeds are paid in local currency, Grantee acknowledges that the Company is under no obligation to secure any particular exchange control conversion rate and that the Company may face delays in converting the proceeds to local currency due to exchange control requirements. Grantee agrees to bear any currency fluctuation risk between the time the Shares are sold or a dividend is paid and the time the (i) Tax-Related Items are converted to local currency and remitted to the tax authorities, and (ii) net proceeds are converted to local currency and distributed to Grantee.

Grantee agrees to sign any agreements, forms and/or consents that may be reasonably requested by the Company (or the Company's designated broker) to effectuate any of the remittances, transfers, conversions or other processes affecting the proceeds.

Finally, Grantee further agrees to comply with any other requirements that may be imposed by the Company in the future to facilitate compliance with exchange control requirements in China.

IRELAND

Notifications

Director Notification Obligation
If Grantee is a director or secretary of a Subsidiary or affiliate in Ireland ("Irish Subsidiary"), Grantee must notify the Irish Subsidiary in writing within five business days of Grantee receiving or disposing of an interest (*e.g.*, Performance Shares, Shares) in the Company, or within five business days of Grantee becoming aware of the event giving rise to the notification requirement, or within five business days of Grantee becoming a director if such an interest exists at the time. This notification requirement also applies to a shadow director of the Irish Subsidiary (*i.e.*, an individual who is not on the Board of Directors of the Irish Subsidiary but who has sufficient control so that the Board of Directors of the Irish Subsidiary acts in accordance with the "directions or instructions" of the individual) and with respect to the interests of a spouse or minor children (whose interests will be attributed to the director, shadow director or secretary).

JAPAN

Notifications
Foreign Asset/Account Reporting Notification
Grantee understands that Grantee will be required to report details of any assets held outside of Japan (including any Shares acquired under the Plan) as of December 31 to the extent such assets have a total net fair market value exceeding ¥50,000,000. Such report will be due by March 15 each year. Grantee acknowledges that he or she is advised to consult with Grantee's personal tax advisor as to whether the reporting obligation applies to Grantee and whether Grantee will be required to report details of any outstanding Performance Shares, Shares and/or cash that Grantee holds.

KOREA

Notifications

Exchange Control Notification
Exchange control laws require Korean residents who realize US$500,000 or more in a single transaction from the sale of shares (including Shares acquired under the Plan) or the receipt of dividends to repatriate the proceeds to Korea within 18 months of the sale/receipt.

Foreign Asset/Account Reporting Notification
Korean residents must declare all foreign financial accounts (*i.e.*, non-Korean bank accounts, brokerage accounts, etc.) to the Korean tax authority and file a report with respect to such accounts if the value of such accounts exceeds KRW 1 billion (or an equivalent amount in foreign currency). Grantee should consult with Grantee's personal tax advisor to determine his or her personal reporting obligations.

PHILIPPINES

Notifications

Securities Law Notification
The sale or disposal of Shares acquired under the Plan may be subject to certain restrictions under Philippines securities laws. Those restrictions should not apply if the offer and resale of the Shares takes place outside of the Philippines through the facilities of a stock exchange on which the Shares are listed. The Shares are currently listed on the Nasdaq Global Select Market in the United States of America.

SWITZERLAND

Notifications

Securities Law Notification
The grant of the Performance Shares is considered a private offering in Switzerland and is, therefore, not subject to registration in Switzerland.

TAIWAN

Notifications

Exchange Control Notification.
Individuals may remit foreign currency (including proceeds from the sale of Shares or the receipt of dividends) into Taiwan up to US$5,000,000 per year without justification.

There is no need to aggregate all remittances into Taiwan when calculating the limitation. If the transaction amount is TWD$500,000 or more in a single transaction, Grantee must submit a Foreign Exchange Transaction Form and also provide supporting documentation to the satisfaction of the remitting bank.

UNITED STATES

There are no country-specific provisions.